Exhibit 1.3

PRESS RELEASE

For Immediate Distribution

COMINAR ANNOUNCES COMMENCEMENT OF FORMAL TAKE-OVER BID

OF CANMARC THROUGH AN ALL-CASH OFFER

Québec City, Québec, December 2, 2011 – Cominar (TSX: CUF.UN) announced that wholly-owned subsidiaries of Cominar (collectively, the “Cominar Acquisition Group”) commenced today, through the publication of an advertisement in the Globe and Mail and La Presse and the filing of the offering circular and ancillary documentation (collectively, the “Offer Documents”) on the Canadian Securities Administrators’ website (“SEDAR”), an offer to purchase (the “Offer”) all of the issued and outstanding trust units (the “Trust Units”) of Canmarc Real Estate Investment Trust (“Canmarc”), other than any Trust Units owned directly or indirectly by Cominar and the Cominar Acquisition Group, and all Trust Units that may become issued and outstanding after the date of the Offer but before the expiry time of the Offer upon the exercise, conversion or exchange of (i) the class B limited partnership units of Homburg Canada REIT Limited Partnership (if any), (ii) the deferred units and the restricted units issued under the long-term incentive plan of Canmarc, or (iii) other securities of Canmarc that are convertible into or exchangeable, or exercisable for, or existing rights to acquire, Trust Units, (collectively, the “Convertible Securities”, together with the Trust Units and the associated rights issued under the existing unitholder rights plan of Canmarc or any other unitholder rights plan which may be adopted by Canmarc, collectively, the “Canmarc Units”).

Pursuant to the Offer, the unitholders of Canmarc (the “Unitholders”) will receive $15.30 in cash per Canmarc Unit, not subject to proration. Alternatively, the Cominar Acquisition Group has offered Unitholders the opportunity to participate in the growth of the combined entity via a unit election option pursuant to which Unitholders would exchange each Canmarc Unit they hold for 0.7054 units of Cominar (the “Cominar Units”), with an aggregate maximum of 16 million Cominar Units available pursuant to this option, subject to proration.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on January 12, 2012 (the “Expiry Time”), unless the Offer is extended or withdrawn.

The Offer is subject to certain customary conditions that are described in the Offer Documents, including, among others, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Canmarc Units that constitutes (i) together with any Canmarc Units directly and indirectly owned by the Cominar Acquisition Group and Cominar, at least 66 2/3% of the Canmarc Units then outstanding (calculated on a fully-diluted basis) and (ii) at least a majority of the Canmarc Units (on a fully-diluted basis) the votes attached to which would be included in the minority approval of a second step business combination under applicable securities laws. Subject to applicable laws, the Cominar Acquisition Group and Cominar reserve the right to withdraw or extend the Offer and to not take up and pay for any Canmarc Units deposited under the Offer unless each of the conditions of the Offer is satisfied or waived (at the sole discretion of the Cominar Acquisition Group and Cominar) at or prior to the Expiry Time.

Requests have been made to Canmarc for the use of Canmarc’s list of Unitholders and holders of Convertible Securities, for the purpose of disseminating the Offer Documents. When these lists are provided, the Offer Documents and other relevant materials will be mailed to Unitholders and holders of Convertible Securities and furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on such lists.

Kingsdale Shareholder Services Inc. (“Kingsdale”) has been retained as information agent to respond to inquiries from Unitholders regarding the Offer. Kingsdale may be contacted toll-free in North America at 1-877-657-5857, or collect from outside North America at 416-867-2272, or by email at contactus@kingsdaleshareholder.com.

Full details of the Offer are included in the Offer Documents, copies of which are available via Internet on SEDAR at www.sedar.com.

PROFILE as at December 2, 2011

Cominar is the largest commercial property owner in the Province of Québec. Cominar owns a real estate portfolio of 269 high-quality properties, consisting of 53 office, 55 retail and 161 industrial and mixed-use buildings that cover a total area of 21.0 million square feet in the Greater Québec City, Montréal and Ottawa-Gatineau areas, as well as in the Atlantic Provinces. Cominar’s objectives are to deliver growing cash distributions payable monthly to its unitholders and to maximize unitholder value by way of integrated management and the expansion of its portfolio.

Forward-Looking Statements

This press release may contain forward-looking statements with respect to Cominar and its operations, strategy, financial performance and financial condition. These statements generally can be identified by the use of forward-looking words such as “may”, “will”, “expect”, “estimate”, “anticipate”, “intend”, “believe” or “continue” or the negative thereof or similar variations. The actual results and performance of Cominar discussed herein could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Some important factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, increased indebtedness associated to the Offer, competition, changes in government regulation and the factors described under “Risk Factors” in the Annual Information Form of Cominar. The cautionary statements qualify all forward-looking statements attributable to Cominar and persons acting on its behalf. Unless otherwise stated, all forward-looking statements speak only as of the date of this press release.

For Further Information:

Mr. Michel Dallaire, P.Eng.

President and Chief Executive Officer

Cominar Real Estate Investment Trust

(418) 681-8151

Mr. Michel Berthelot

Executive Vice President and Chief Financial Officer

Cominar Real Estate Investment Trust

(418) 681-6300 ext. 2266